UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to ____________________


Commission file number 1-12541


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     EMPIRE STEEL CASTINGS, INC. 401(k) PROFIT SHARING PLAN FOR UNION EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

    ATCHISON CASTING CORPORATION
    400 South Fourth Street
    Atchison, Kansas  66002


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EXPLANATORY NOTE

     As of June 30, 2000, there were no participants enrolled in the Empire Steel Castings, Inc. 401(k) Profit Sharing Plan for Union Employees (the "Plan"), no contributions had been made to the Plan and the Plan had no assets or liabilities. In addition, as of June 30, 2000, no revenues or expenses had been allocated to the Plan. Accordingly, in this 11-K for the fiscal year ended June 30, 2000, there are no financial statements, schedules or exhibits being filed on behalf of the Plan.


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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               EMPIRE STEEL CASTINGS, INC.
                               401(k) PROFIT SHARING PLAN
                               FOR UNION EMPLOYEES

Date January 11, 2001          By:  Atchison Casting Corporation, the
                                    parent of Empire Steel Castings, Inc., its
                                    Administrator

                               By:  /s/ Kevin T. McDermed
                                      Kevin T. McDermed
                                      Vice President, Chief Financial Officer,
                                      Treasurer and Secretary